UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 14, 2018

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223156) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement—Standard Provisions, dated as of August 7, 2018.

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated August 7, 2018 for the 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable September 15, 2023 and Every Five Years Thereafter).

4.1	—	Contingent Convertible Securities Indenture, dated as of August 14, 2018, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Convertible Security Registrar.

4.2	—	First Supplemental Indenture to the Contingent Convertible Securities Indenture, dated as of August 14, 2018, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Convertible Security Registrar.

4.3	—	The form of Global Security for the 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable September 15, 2023 and Every Five Years Thereafter) (incorporated by reference to the Exhibit A to Exhibit 4.2 above).

5.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to the validity of the 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable September 15, 2023 and Every Five Years Thereafter).

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable September 15, 2023 and Every Five Years Thereafter).

8.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to certain matters of U.S. taxation with respect to the 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable September 15, 2023 and Every Five Years Thereafter).

8.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to certain matters of United Kingdom taxation with respect to the 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable September 15, 2023 and Every Five Years Thereafter) (incorporated by reference to Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 14, 2018	By:	/s/ Karen Rowe
Name: Karen Rowe
Title: Assistant Secretary